IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COLLATERAL TERM SHEET IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

APR 22 2004

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWALT, INC.	1269518 [illegible]
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for April 22, 2004	333-110343
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

04027100

NY1 5537781v1

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on APRIL 22, 2004.

CWALT, INC.

By: [signature]
Name: Darren Bigby
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS

COLLATERAL TERM SHEET IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION,

THIS COLLATERAL TERM SHEET

IS BEING FILED IN PAPER

Exhibit 99.1

COLLATERAL TERM SHEET
PREPARED BY GOLDMAN, SACHS & CO.

for

CWALT, INC.

ALTERNATIVE LOAN TRUST 2004-7T1
Mortgage Pass-Through Certificates, Series 2004-7T1

Country Wide Bid CWALT 04-7T1
Portfolio Summary Report
Prepared by Goldman, Sachs & Co.

11:42 Wednesday, April 21, 2004 1

Pg	Pool Classification	Loans	Current Balance	Gross WAC	Net WAC	Orig WA	ST WAM	Am WAM	Age
0001	In Pool	444	$222,366,192.98	6.0913009531	5.8314759076	356	355	355	1
*** TOTALS ***		444	$222,366,192.98						

Pool In Pool

Loans	Current Balance	Average Balance	Gross WAC	Net WAC	Orig WA	St WAM	Am WAM	Age	OLTV	FICO
444	$311,346,192.98	$311,346,192.98	6.0913009531	5.8314759076	358	355	355	1	78.5	686

Gross Rate		Sched Balance		Orig Term		St Term		St AM Term		Age		Paid To	
5.25 - 5.49%	0.25	$300,001-$350,000	2.79	181 - 240 Mont	2.80	181 - 240 Mont	2.96	Other/Unknown	3.72	0 Mths	38.07	04/01/04	100.00
5.50 - 5.749%	6.10	$350,001-$400,000	25.40	241 - 300 Mont	0.46	241 - 300 Mont	0.46	181 - 240 Mont	2.96	1 - 3 Mths	59.43		
5.75 - 5.99%	37.74	$400,001-$450,000	12.29	356 - 360 Mont	96.74	301 - 340 Mont	0.42	241 - 300 Mont	0.46	4 - 6 Mths	1.35		
6.00 - 6.249%	26.94	$450,001-$500,000	12.64			346 - 350 Mont	0.18	301 - 340 Mont	0.42	7 - 12 Mths	0.39		
6.25 - 6.49%	15.07	$500,001-$550,000	10.46			351 - 355 Mont	0.82	346 - 350 Mont	0.45	13 - 18 Mth	0.18		
6.50 - 6.749%	7.84	$550,001-$600,000	8.60			356 - 360 Mont	95.16	352 - 355 Mont	1.47	37 - 60 Mth	0.42		
6.75 - 6.99%	3.12	$600,001-$650,000	10.91					356 - 360 Mont	90.51	60+ Mths	0.16		
7.00 - 7.249%	0.95	$650,001-$700,000	0.60										
7.25 - 7.49%	1.22	$700,001-$750,000	1.64										
7.50 - 7.749%	0.37	$750,001-$800,000	1.39										
8.00 - 8.249%	0.18	$800,001-$900,000	1.96										
8.50 - 8.749%	0.18	$900,001-$1000,00	6.18										
8.75 - 8.99%	0.24	$1.0M - $1.25M	1.97										
		$1.25M - $1.5M	1.23										
		$2.0M - $2.25M	1.95										

Geography		Zip		Orig LTV		FICO	
California	52.81	90049	1.23	0.01-50.00%	4.27	500-519	0.16
New Jersey	5.74	11542	1.01	50.01-60.00%	11.86	600-619	0.32
New York	5.57	92679	0.97	60.01-65.00%	13.26	620-649	21.46
Florida	4.05	92653	0.90	65.01-70.00%	17.35	650-699	47.24
Massachusetts	4.00	90210	0.86	70.01-75.00%	16.91	700-749	17.10
Maryland	2.66	91367	0.82	75.01-80.00%	32.17	750-799	12.87
Colorado	2.35	90272	0.77	80.01-85.00%	0.45	800+	0.36
Virginia	2.05	91302	0.76	85.01-90.00%	1.90		
Georgia	1.63	80906	0.74	90.01-95.00%	1.87		
Washington	1.44	95076	0.72				
Connecticut	1.42	92024	0.68				
More	16.59	*More*	90.54				

Property Type		Units		Occupancy		Purpose		Lender Paid MI	
Single Family	65.37	1	95.79	Primary Residence	91.17	Rate Term Refi	38.80	N	99.84
PUD	20.87	2	2.38	Investor Property	5.24	Purchase	36.76	Y	0.16
Hi-rise Condo	5.24	3	1.37	Secondary Residence	3.59	Cash Out Refi	24.44		
Low-rise Condo	4.32	4	0.45						
2-4 Family	4.21								

Prepay Flag		IO Flag	
N	99.03	N	96.28
Y	0.97	Y	3.72

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